August 17, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2006

Dear Mr. Rosenberg:

We refer to your letter, dated August 6, 2007 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing a comment of the Staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-31914).

The Company is grateful for the comment from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Notes to the Consolidated Financial Statements

Note 9.3 Financial assets at fair value through income (held-for-trading), page F-40

1. Please tell us why the classification of certain equity securities as held-for-trading is appropriate, when it appears per review of Note 22 that you are holding the securities for an extended time.

Response:

The Company notes the Staff’s comment. The Company believes that the classification of these equity securities as held-for-trading is appropriate and we have provided its reasoning below.

Mr. Jim B. Rosenberg	August 17, 2007

In accordance with related FASB Statements and the Company’s accounting policies, the securities were classified based on management’s intent at the time of acquisition. These equity securities were classified at that time as held-for-trading because management had the intent to hold them principally for the purpose of selling them in the short term. As at December 31, 2006, management continues to have the same intent to hold these equity securities principally for the purpose of selling them in the short term.

While the fair value change for held-for-trading equity securities in Note 22 of RMB 19,739 million may appear to indicate that the movement of RMB 19,611 million from RMB 13,287 million as at December 31, 2005 to RMB 32,898 million as at December 31, 2006 in the held-for-trading equity securities balance is due mainly to a change in fair value, there were actually significant purchases and disposal movements in the held-for-trading equity securities balance. During the year ended December 31, 2006, a total of RMB 21,524 million of held-for-trading equity securities were sold and a total of RMB 21,395 million of held-for-trading equity securities were acquired.

These unrealized gains on the Company’s held-for-trading securities were in large part due to the buoyant market for these equity securities. Most of the Company’s equity securities are traded on the Shanghai Stock Exchange (“SSE”). The net fair value gains on assets at fair value through income (held for trading) amounted to RMB 5,604 million in the first half of 2006 and RMB 14,135 million in the second half of 2006 which mirrors the movement of the SSE Composite Index. In 2006, the average quarterly increase for the SSE as indicated by the SSE Composite Index were as follows:

Quarter #1	11.8%
Quarter #2	28.8%
Quarter #3	4.8%
Quarter #4	52.7%

*      *      *      *      *      *      *       *      *

Mr. Jim B. Rosenberg	August 17, 2007

We have attached hereto a letter from Wan Feng, Vice President and Executive Director, acting Chief Executive Officer of the Company, containing the acknowledgements requested in the sixth paragraph of the Comment Letter.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/s/ James C. Scoville
James C. Scoville

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